FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to the National Stock Exchange of India Limited, dated February 5, 2009
2.	Letter to the Bombay Stock Exchange Limited, dated February 5, 2009

Item 1

February 5, 2009

Mr. Hari K.
Assistant Vice President
National Stock Exchange of India Limited
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sir,

Change of Nominee Director

We wish to inform you that Dr. Anup K. Pujari, Joint Secretary, Department of Economic Affairs, Ministry of Finance, has been nominated as Government Nominee Director on the Board of ICICI Bank Limited in place of Mr. Arun Ramanathan, Finance Secretary, with effect from January 27, 2009, as per the communication received from the Department of Financial Services, Ministry of Finance, on February 3, 2009.

Please take the same on record.

Yours faithfully,

/s/  Shanthi Venkatesan

Shanthi Venkatesan
Assistant General Manager

Item 2

February 5, 2009

Mr. Gopalkrishna Iyer
General Manager - Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers, 1st Floor
Dalal Street
Mumbai 400 001

Dear Sir,

Change of Nominee Director

We wish to inform you that Dr. Anup K. Pujari, Joint Secretary, Department of Economic Affairs, Ministry of Finance, has been nominated as Government Nominee Director on the Board of ICICI Bank Limited in place of Mr. Arun Ramanathan, Finance Secretary, with effect from January 27, 2009, as per the communication received from the Department of Financial Services, Ministry of Finance, on February 3, 2009.

Please take the same on record.

Yours faithfully,

/s/ Shanthi Venkatesan

Shanthi Venkatesan
Assistant General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 5, 2009	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Assistant General Manager